UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vringo, Inc.

File No. 333-164575 - CF# 24675

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Vringo, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 29, 2010, as amended.

Based on representations by Vringo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through April 1, 2015
Exhibit 10.7	through April 1, 2015
Exhibit 10.8	through April 1, 2015
Exhibit 10.9	through April 1, 2015
Exhibit 10.23	through April 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel